Freshfields Bruckhaus Deringer

2 rue Paul Cézanne

75008 Paris, France

T: +33 1.44.56.44.56

F: +33.1.44.56.44.00

September 29, 2006

BY EDGAR AND FACSIMILE

Mr. Al Rodriguez

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3720

100 F Street, NE

Washington, DC 20549

Re:	France Telecom
Form 20-F for the year ended December 31, 2005
File N° 1-14712

Dear Mr. Rodriguez:

We refer to your letter dated September 20, 2006 regarding the above-referenced filing of France Telecom (the “Company”) and my telephone conversation with you yesterday, September 28th. As we discussed, the Company requires more time to respond to your letter given the Company’s desire to review your letter and its response with its external auditors and other advisers. The Company proposes therefore to respond no later than October 20, 2006.

We appreciate your consideration in this matter. If you wish to discuss our proposed timing or any other matter, please call the undersigned at +33.1.44.56.40.84.

Yours faithfully,

/s/ Linda A. Hesse

Linda A. Hesse

Cc:	Mr. Larry Spirgel
Ms. Ivette Leon
Securities and Exchange Commission

Mr. Gervais Pellissier
Mr. Pierre Charreton
France Telecom